EXHIBIT A

                  THIS IS SOLELY NOTIFICATION OF THE COMPANY'S
                        TENDER OFFER TO PURCHASE SHARES.

December 28, 2005

Dear Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC
Member:

         We are writing to inform you of a tender offer by Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC (the "Company") to purchase shares of Multi-Strategy Series M and Multi-Strategy Series G.

         This quarterly tender offer provides shareholders with an opportunity to redeem shares in the Company at the respective Series' unaudited net asset value as of March 31, 2006. If you are not interested in tendering your Shares of either Series for purchase by the Company at this time, you may disregard this notice.

         Shares may be presented to the Company for purchase only by tendering them during one of the Company's announced tender offers. The tender offer period begins on December 28, 2005 and will end on January 25, 2006. Should you wish to tender any of your Shares for purchase by the Company during this tender offer period, please complete and return the enclosed Notice of Intent to Tender in the enclosed postage-paid envelope.

         All tenders must be received by CAI Investing Services, the Company's agent designated for this purpose, either by mail or by fax in good order no later than 12:00 midnight, New York time, January 25, 2006. If by fax, please deliver an original executed copy promptly thereafter.

         Members wishing to tender Shares of both Multi-Strategy Series M and Multi-Strategy Series G must complete and return a separate Notice of Intent to Tender with respect to each Series.

         If you do not wish to tender your Shares, no action is required. Simply disregard this notice.

         If you have any questions, please refer to the attached Tender Offer to Purchase document, which contains additional important information about the tender offer, or call Jimish Mody at CAI Investing Services at (212) 783-1026. You may also direct questions to your financial consultant.

Sincerely,

Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC

IF YOU DO NOT WANT TO SELL YOUR SHARES AT THIS TIME, PLEASE DISREGARD THIS
NOTICE.